================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

         For the fiscal year ended December 31, 1998

                                       OR

[  ]     TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934.  [NO FEE REQUIRED]

         For the transition period from _____ to _____

                           Commission file number 1-12381



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              DEFERRED COMPENSATION PLAN OF LINENS 'N THINGS, INC.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LINENS 'N THINGS, INC.
                                 6 Brighton Road
                            Clifton, New Jersey 07015

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.


                              REQUIRED INFORMATION



                                                                       Page No.
                                                                       --------
A.  FINANCIAL STATEMENTS

Independent Auditors' Report                                                  3

Statements of Financial Condition
as of December 31, 1998 and 1997                                              4

Statements of Income and Changes in Plan Equity
for the Years Ended December 31, 1998 and 1997                              5-6

Notes to Financial Statements                                              7-10


B. EXHIBITS

   23.      Independent Accountants' Consent                                 12

                          Independent Auditors' Report



Compensation Committee
Linens 'n Things, Inc.
Deferred Compensation Plan of
Linens 'n Things, Inc.:

We have audited the accompanying statements of financial condition of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") as of December 31, 1998 and 1997 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition as of December 31, 1998 and 1997, and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.


KPMG LLP



New York, New York
May 28, 1999




                                             Linens 'n Things, Inc.
                                           Deferred Compensation Plan

                                        Statements of Financial Condition


                                                                  December 31, 1998             December 31, 1997
                                                             ---------------------------- -----------------------------
Assets:

   Linens 'n Things, Inc. Common Stock Fund                              $       19                    $1,449,397
     (cost $19 and $963,497 in 1998 and 1997, respectively)

   T. Rowe Price Blue Chip Growth Fund                                    2,162,648                     1,232,554
      (cost $2,162,648 and $1,046,326 in 1998 and 1997, respectively)

   Scudder Value Fund                                                     1,240,677                     1,032,128
     (cost $1,240,677 and $1,102,427 in 1998 and 1997, respectively)

   Neuberger & Berman Genesis Fund                                        1,153,484                     1,022,229
     (cost $1,153,484 and $815,937 in 1998 and 1997, respectively)

   Warburg Pincus Emerging Growth Fund                                      431,042                       413,454
     (cost $431,042 and $459,577 in 1998 and 1997, respectively)

   Strong Government Securities Fund                                         42,918                        70,124
     (cost $42,918 and $68,383 in 1998 and 1997, respectively)

   Money Market Fund                                                         27,087                            --
     (cost $27,087 and $0 in 1998 and 1997, respectively)

   Contributions receivable - participants                                   10,531                            --
                                                             ---------------------------- -----------------------------

   Total plan equity                                                     $5,068,406                    $5,219,886
                                                             ============================ =============================



The accompanying notes are an integral part of these financial statements.


                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

                 Statement of Income and Changes in Plan Equity

                           Year ended December 31, 1998



                                                                                                  Neuberger
                                               Linens 'n                                            &
                                               Things, Inc.      T. Rowe Price      Scudder         Berman      Warburg Pincus
                                               Common Stock        Blue Chip         Value         Genesis         Emerging
                                                 Fund              Growth Fund        Fund           Fund         Growth Fund
                                               ------------       -------------     ---------      ----------    ----------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................     $        --       $     7,916    $     9,668    $     9,628    $      44
     Net realized gain (loss) ............         464,610           622,209         38,450         70,451      (37,438)
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments .......................        (485,901)         (186,228)        70,300       (206,292)      46,123

   Contributions .........................       1,979,735                --             --             --           --
   Transfers among funds .................          22,774           525,775         98,932        296,648        8,859
                                                ----------      ------------   ------------   ------------   ----------
          Total additions ................       1,981,218           969,672        217,350        170,435       17,588

Deductions from plan equity attributed to:

   Distributions .........................      (1,733,699)               --             --             --           --
   Transfers among funds .................      (1,696,897)          (39,578)        (8,801)       (39,180)        --
                                                -----------     ------------   ------------   ------------   ----------

         Total deductions ................      (3,430,596)          (39,578)        (8,801)       (39,180)        --
                                                -----------     ------------   ------------   ------------   ----------

Net (decrease) increase in plan equity....      (1,449,378)          930,094        208,549        131,255       17,588

Plan equity at beginning of year .........       1,449,397         1,232,554      1,032,128      1,022,229      413,454
                                                -----------     ------------   ------------   ------------   ----------

Plan equity at end of year ...............     $        19       $ 2,162,648    $ 1,240,677    $ 1,153,484    $ 431,042
                                               ============     ============   ===========    ============   ==========

The accompanying notes are an integral part of these financial statements.



                                                    Strong
                                                  Government    Money        Contributions
                                                  Securities    Market       receivable -
                                                    Fund         Fund        participants    Total
                                                 -----------    -------      -------------   ------
Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................       $  4,156    $       713      $   --     $    32,125
     Net realized gain (loss) ............          4,354             --          --       1,162,636
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments .......................         (1,741)            --          --        (763,739)

   Contributions .........................             --        744,705      10,531       2,734,971
   Transfers among funds .................         22,283      1,583,774          --       2,559,045
                                                 ----------- ------------    --------    -----------
          Total additions ................         29,052      2,329,192      10,531       5,725,038

Deductions from plan equity attributed to:

   Distributions .........................             --     (1,583,774)         --      (3,317,473)
   Transfers among funds .................        (56,258)      (718,331)         --      (2,559,045)
                                                 ----------- ------------    --------    -----------

         Total deductions ................        (56,258)    (2,302,105)         --      (5,876,518)
                                                 ----------- ------------    --------    -----------

Net (decrease) increase in plan equity....        (27,206)        27,087      10,531        (151,480)

Plan equity at beginning of year .........         70,124             --          --       5,219,886
                                                 ----------- ------------    --------    -----------

Plan equity at end of year ...............       $ 42,918    $    27,087     $10,531     $ 5,068,406
                                                 ==========  ============    ========    ===========


The accompanying notes are an integral part of these financial statements.


                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

                 Statement of Income and Changes in Plan Equity

                          Year ended December 31, 1997


                                                                                          Neuberger
                                             Linens 'n                                         &
                                             Things, Inc.      T. Rowe Price    Scudder     Berman       Warburg Pincus
                                             Common Stock       Blue Chip        Value      Genesis         Emerging
                                               Fund            Growth Fund       Fund        Fund         Growth Fund
                                             ------------     -------------    -----------  ----------   ---------------

Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................... $        --       $     6,083    $    10,275   $         --   $       --
     Net realized (loss) gain ............        (258)          168,183         70,646         60,188       24,514
     Net unrealized appreciation
       (depreciation) in fair value of
       investments .......................     485,900           186,228        (70,299)       206,292      (46,123)

   Contributions .........................     977,097         1,148,256         60,679        326,167        6,671
   Transfers among funds .................          --           814,450        960,827        608,014      428,392
                                           -----------     -------------   ------------   ------------   -----------
          Total additions ................   1,462,739         2,323,200      1,032,128      1,200,661      413,454

Deductions from plan equity attributed to:

   Distributions .........................     (13,342)         (46,044)            --        (10,509)          --
   Transfers among funds .................          --       (1,044,602)            --       (167,923)          --
                                           -----------     -------------   -----------    -----------    ---------
         Total deductions ................     (13,342)      (1,090,646)            --       (178,432)          --
                                           -----------     ------------    -----------    -----------    ---------
Net increase in plan equity ..............   1,449,397        1,232,554      1,032,128      1,022,229      413,454

Plan equity at beginning of year .........          --               --             --             --           --
                                           -----------      -----------    -----------    -----------    ---------
Plan equity at end of year ............... $ 1,449,397      $ 1,232,554    $ 1,032,128    $ 1,022,229    $ 413,454
                                           ===========      ===========    ===========    ===========    =========

The accompanying notes are an integral part of these financial statements.





                                                Strong
                                              Government        Money
                                              Securities       Market
                                                 Fund           Fund         Total
                                            ----------    ------------  ------------

Additions to plan equity attributed to:

   Investment income:
     Dividend income .....................   $   5,896    $    30,321    $     52,575
     Net realized (loss) gain ............       3,745         (2,496)        324,522
     Net unrealized appreciation
          (depreciation) in fair value of
       investments .......................       1,741           --           763,739

   Contributions .........................     163,084      3,101,951       5,783,905
   Transfers among funds .................      69,939      1,382,681       4,264,303
                                           -----------    -----------      ----------

          Total additions ................     244,405      4,512,457      11,189,044

Deductions from plan equity attributed to:

   Distributions .........................      (4,125)    (1,630,835)     (1,704,855)
   Transfers among funds .................    (170,156)    (2,881,622)     (4,264,303)
                                           -----------    -----------      ----------
         Total deductions ................    (174,281)    (4,512,457)     (5,969,158)
                                           -----------    -----------      ----------

Net increase in plan equity ..............      70,124           --         5,219,886

Plan equity at beginning of year .........        --             --               --
                                           -----------    -----------      ----------
Plan equity at end of year ...............   $  70,124    $      --      $  5,219,886
                                           -----------    -----------      ----------


The accompanying notes are an integral part of these financial statements.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                          Notes to Financial Statements



1.       Description of the Plan

         The following brief description of the Deferred Compensation Plan of Linens 'n Things, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         General

         The Plan is sponsored by Linens 'n Things, Inc. (the "Company"). The Plan was established to enable key employees of the Company to defer compensation, including stock and stock denominated awards, for personal income tax purposes. The participant-directed, non-qualified Plan was adopted on December 30, 1996 and is treated as a plan maintained for a select group of management or highly compensated individuals under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is not taxable as a separate entity under the Internal Revenue Code.

         Eligibility and Vesting

         The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in their own deferrals to the Plan at all times.

         Participant Accounts

         An account is maintained for each participant in the Plan which shows the participant's separate interest in each investment fund of the Plan. Each participant shall elect the allocation of contributions to specific funds within the Plan. The participant's account is credited, as of the end of each month, with the amount of deferred compensation contributed and, the appropriate investment income of each fund.

         Participants are eligible for distribution of their benefits in cash or Company common stock (if the participant has invested in Company common stock) upon retirement, death, termination of service, in the event of a designated change of control of the Company, upon election subject to penalty, and in the event of immediate unexpected financial needs of the participant subject to approval of the Compensation Committee, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. In the event of a change in control, payments in settlement of a participant's account shall be made within fifteen business days following such change in control.

         Grantor Trust

         The Company established a Grantor (Rabbi) Trust (the "Trust") to hold the assets of the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee, Bank of New York. Effective January 1999, the trustee of the Plan was changed to Prudential Trust Company and the Plan assets were transferred to Prudential Trust Company.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued



2.       Summary of Significant Accounting Policies

         a)       Basis of Presentation

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

         b)       Investments

                  The Plan's investments consist of mutual funds, a money market fund and a Company common stock fund. The Plan's investments are presented at their fair market values based on quoted market prices. Purchases and sales of investments are recorded on a trade-date basis.


3.       Plan Termination

         Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.


4.       Administrative Expenses

         All administrative costs of the Plan are borne by the Company.


5.       Use of Estimates and Concentration of Risks

         In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

6. A description of the Plan's investments for the years ended December 31, 1998 and 1997 are as follows:

         Linens 'n Things, Inc. Common Stock Fund -- This fund consists of the Company's common stock.

         T. Rowe Price Blue Chip Growth Fund -- The fund's objective is long-term capital growth. The fund's strategy is to invest primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.


         Scudder Value Fund -- The fund seeks long-term growth of capital through investment in equity securities that the fund considers undervalued in the marketplace. The fund invests in common stocks, preferred stocks, and securities convertible into common stocks. It invests primarily in the equity securities of medium-to-large-sized U.S. companies with annual revenues or market capitalization of at least $600 million.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued



         Neuberger & Berman Genesis Fund -- The fund seeks undervalued companies whose current product lines and balance sheets are strong. The fund invests mainly in common stock of companies with market capitalizations of up to $1.5 billion at the time of investment.


         Warburg Pincus Emerging Growth Fund -- The fund seeks maximum capital appreciation. The fund invests in U.S. equity securities of emerging growth companies. Emerging growth companies are small or medium sized companies that have passed their start-up phase, show positive earnings, and offer the potential for accelerated earnings growth.


         Strong Government Securities Fund -- The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher quality bonds issued by the U.S. government or its agencies.


         At December 31, 1998, there were 13 participants in the Plan. There was one participant in the Linens 'n Things, Inc. Common Stock Fund, eleven participants in the T. Rowe Price Blue Chip Growth Fund, eight participants in the Scudder Value Fund, nine participants in the Neuberger & Berman Genesis Fund, three participants in the Warburg Pincus Emerging Growth Fund, three participants in the Strong Government Securities Fund and three participants in the Money Market Fund.

                          DEFERRED COMPENSATION PLAN OF
                             LINENS 'N THINGS, INC.

                    Notes to Financial Statements, continued


         The aggregate costs, aggregate proceeds from sales and the net realized gains (losses) by fund for the years ended December 31, 1998 and 1997 were as follows:


                                                                1998 Dispositions
                                                                -----------------

                                                                                                                    Net Realized
         Fund                                                             Cost                 Proceeds              Gain (Loss)
                                                                   -------------------    -------------------    -------------------
         Linens 'n Things, Inc. Common Stock                             $2,966,260             $3,430,870                 $464,610

         T. Rowe Price Blue Chip Growth                                   1,607,073              2,229,282                  622,209

         Scudder Value                                                    1,256,095              1,294,545                   38,450

         Neuberger & Berman Genesis                                       1,149,039              1,219,490                   70,451

         Warburg Pincus Emerging Growth                                     468,436                430,998                 (37,438)

         Strong Government Securities                                        95,705                100,059                    4,354

         Money Market                                                        27,086                 27,086                        -

                                                                   -------------------    -------------------    -------------------

                                                                         $7,569,694             $8,732,330               $1,162,636
                                                                   ===================    ===================    ===================




                                                                1997 Dispositions
                                                                -----------------

                                                                                                                    Net Realized
         Fund                                                             Cost                 Proceeds             Gain (Loss)
                                                                    -------------------    -------------------    ------------------
         Linens 'n Things, Inc. Common Stock                                $ 13,601              $   13,343              $  (258)

         T. Rowe Price Blue Chip Growth                                      923,477               1,091,660               168,183

         Scudder Value                                                             -                  70,646                70,646

         Neuberger & Berman Genesis                                          130,213                 190,401                60,188

         Warburg Pincus Emerging Growth                                            -                  24,514                24,514

         Strong Government Securities                                        170,534                 174,279                 3,745

         Money Market                                                      2,749,899               2,747,403               (2,496)

                                                                    -------------------    -------------------    ------------------

                                                                          $3,987,724              $4,312,246             $ 324,522
                                                                    ===================    ===================    ==================


                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Deferred Compensation Committee (which is the administrative committee for the Compensation Committee of the Board of Directors of the Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Deferred Compensation Plan of
                                        Linens 'n Things, Inc.
                                        Deferred Compensation Committee

                                        BRIAN D. SILVA
Dated:  June 29, 1999                By:_______________________
                                        Brian D. Silva
                                        Senior Vice President,
                                        Human Resources and Corporate Secretary
                                        and Member of the Deferred Compensation
                                        Committee